# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inflection Point Acquisition Corp. VI, CIK 0002102041
CUSIP: G4790S107
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1680 Michigan Avenue, Suite 700 #1031, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001825214

## Reporting persons
- Ghisallo Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 671,007; sole dispositive power 0; shared dispositive power 671,007; aggregate amount beneficially owned 671,007 (2.7% of the class)
- Michael Germino: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 671,007; sole dispositive power 0; shared dispositive power 671,007; aggregate amount beneficially owned 671,007 (2.7% of the class)

## Item 1. Issuer
Name of issuer: Inflection Point Acquisition Corp. VI
Address of issuer's principal executive offices: 1680 Michigan Avenue Suite 700 #1031, Miami Beach, FL 33139

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Ghisallo Capital Management LLC (the "Investment Manager"), a Delaware limited liability company, and the investment adviser to certain funds (the "Ghisallo Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Inflection Point Acquisition Corp. VI, a Cayman Islands corporation (the "Company"), directly held by the Ghisallo Funds; and

(ii) Mr. Michael Germino ("Mr. Germino"), who indirectly controls the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Ghisallo Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 149 Newbury Street, 2nd Floor, Boston, MA 02116.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Germino is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 25,300,000 Class A Ordinary Shares outstanding, as reported in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 2026, filed with the Securities and Exchange Commission on May 14, 2026.
Percent of class: 2.7
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Ghisallo Capital Management LLC: /s/ Paula A. Eliason, Paula A. Eliason, Chief Compliance Officer (08/10/2026)
- Michael Germino: /s/ Michael Germino, Michael Germino, Individually (08/10/2026)